UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

CLIMATEROCK

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2311X 100

(CUSIP Number)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Share”). CUSIP number G2311X 100 has been assigned to the Issuer’s Class A ordinary share, par value $0.0001 per share (“Class A Ordinary Share”), which are quoted on Nasdaq Stock Market under the symbol “CLRC.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2311X 100

1.	Names of Reporting Persons U.N. SDG Support LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,968,750 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,968,750 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,750 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G2311X 100

1.	Names of Reporting Persons Charles Ratelband
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,968,750 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,968,750 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,750 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. This figure includes (i) 1,968,749 of the Issuer’s Class A ordinary shares, and (ii) one of the Issuer’s Class B ordinary shares, which are convertible into the Issuer’s Class A ordinary shares as more fully described in Item 2(d) herein. Charles Ratelband is the managing members of U.N. SDG Support LLC (the “Sponsor”). Consequently, he may be deemed the beneficial owner of the shares held by the Sponsor and has voting and dispositive control over such securities.

(2)	Excludes 3,762,500 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 9,961,875 ordinary shares issued and outstanding as of March 31, 2023, including (i) 9,961,874 Class A ordinary shares issued and outstanding as of March 31, 2023, and (ii) assuming the conversion of the one (1) Class B ordinary share held by the Sponsor.

SCHEDULE 13G

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13G (this “Schedule 13G/A”) is filed on behalf of U.N. SDG Support LLC, a Delaware limited liability company (the “Sponsor”), and Charles Ratelband (collectively, the “Reporting Persons”). This Schedule 13G/A is being filed to reflect the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on March 31, 2023.

This Schedule 13G/A is being filed to report amendments to the Schedule 13G as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

Item 1(a).	Name of Issuer

ClimateRock (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

50 Sloane Avenue

London, SW3 3DD, United Kingdom

Item 2(a).	Names of Persons Filing

U.N. SDG Support LLC and Charles Ratelband (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

50 Sloane Avenue

London, SW3 3DD, United Kingdom

Item 2(c).	Citizenship

U.N. SDG Support LLC is a limited liability company formed in Delaware. Charles Ratelband is a citizen of the Netherland.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Class B ordinary shares are convertible into Class A ordinary shares: (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G2311X 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On March 31, 2023, the Sponsor elected to convert on a one-for-one basis the 1,968,749 Class B ordinary shares into 1,968,749 Class A ordinary Shares (the “Founder Conversion”). The 1,968,749 Class A ordinary shares issued to the Sponsor in connection with the Founder Conversion (“Founder Shares”) are subject to the same registration rights and restrictions as the Class B ordinary shares before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the final prospectus for the Issuer’s initial public offering.

As of March 31, 2023, the Sponsor may be deemed to beneficially own 1,968,750 of the Issuer’s Class A ordinary shares, representing 19.8% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares of the Reporting Persons. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares on or before the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described in Item 2(d) herein.

The percentage of Class A ordinary shares held by the Reporting Persons is based on 9,961,874 Class A ordinary shares issued and outstanding as of March 31, 2023 and assuming the conversion of the one (1) remaining Class B ordinary share held by the Sponsor.

The Sponsor is the record holder of the Class A ordinary shares reported herein. Charles Ratelband is the managing members of the Sponsor. Consequently, he may be deemed the beneficial owner of the Class A ordinary shares held by the Sponsor and has voting and dispositive control over such securities. Mr. Ratelband disclaims any beneficial ownership of the reported Class A ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 11, 2023

U.N. SDG SUPPORT LLC, a Delaware limited liability company

By:	/s/ Charles Ratelband
Name:	Charles Ratelband
Title:	Managing Member

/s/ Charles Ratelband
/s/ Charles Ratelband

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)